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                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549



                                  SCHEDULE 14D-1/A
                                 (AMENDMENT NO. 3)
                               TENDER OFFER STATEMENT
        PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                        AND

                                   SCHEDULE 13D/A
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 1)


                                 MARKET FACTS, INC.
                             (NAME OF SUBJECT COMPANY)



                              AEGIS ACQUISITION CORP.
                                  AEGIS GROUP PLC
                                     (BIDDERS)


                      COMMON STOCK, PAR VALUE $1.00 PER SHARE
                           (TITLE OF CLASS OF SECURITIES)


                                    570559 10 4
                       (CUSIP NUMBER OF CLASS OF SECURITIES)



                                 DANIEL M. FREEDMAN
                          MITCHELL SILBERBERG & KNUPP LLP
                            11377 WEST OLYMPIC BOULEVARD
                           LOS ANGELES, CALIFORNIA 90064
                                   (310) 312-2000
              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
            TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


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CUSIP No. 570559 10 4

(1) Name of Reporting Person:  Aegis Acquisition Corp.

    S.S. or I.R.S. Identification No. of Above Person:

(2) Check the Appropriate Box if a Member         (a)  /X/
      of a Group                                  (b)  / /

(3) SEC Use Only

(4) Source of Funds

    BK AF

(5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
    / /

(6) Citizenship or place of organization

    Delaware

(7) Aggregate Amount Beneficially Owned by Each Reporting Person

     8,604,563 shares

(8) Check if the Aggregate Amount in Row 7 Excludes Certain Shares
     (See Instructions)       / /

(9) Percent of Class Represented by Amount in Row 7

     96.20%

(10) Type of Reporting Person

     CO GM


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CUSIP No. 570559 10 4

(1) Name of Reporting Person: Aegis Group plc

    S.S. or I.R.S. Identification No. of Above Person:

(2) Check the Appropriate Box if a Member         (a)  /X/
       of a Group                                 (b)  / /

(3) SEC Use Only

(4) Source of Funds

    BK OO WC

(5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
    / /

(6) Citizenship or place of organization

    United Kingdom

(7) Aggregate Amount Beneficially Owned by Each Reporting Person

     8,604,563

(8) Check if the Aggregate Amount in Row 7 Excludes Certain Shares
     (See Instructions)  / /

(9) Percent of Class Represented by Amount in Row 7

     96.20%

(10) Type of Reporting Person

     CO GM


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     This Amendment No. 3 to Tender Offer Statement on Schedule 14D-1 and
Amendment No. 1 to Schedule 13D amends and supplements the Tender Offer
Statement on Schedule 14D-1 originally filed on May 4, 1999, as amended by
Amendment No. 1 filed on May 14, 1999 and by Amendment No. 2 filed on June 1,
1999 (the "Schedule 14D-1"), and the Schedule 13D originally filed on June 1,
1999, by Aegis Group plc, a corporation incorporated under the laws of England and Wales ("Parent"), and Aegis Acquisition Corp., a Delaware corporation
("Purchaser") and a wholly owned subsidiary of Parent, in connection with the offer to purchase all the outstanding shares of Common Stock, par value $1.00 per share, of Market Facts, Inc., a Delaware corporation (the "Company"), at a purchase price of $31.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999, as amended (the "Offer to Purchase") and in the related Letter of Transmittal.
Parent and Purchaser hereby amend and supplement the Schedule 14D-1 and the
Schedule 13D, as follows:

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 is hereby amended and supplemented by adding thereto the following:

     At 12:00 midnight, New York City time, on Tuesday, June 1, 1999, the Offer expired. Based on preliminary count, approximately 6,039,915 shares of Common
Stock were tendered pursuant to the Offer, of which 8,776 shares of Common Stock were tendered pursuant to notices of guaranteed delivery which remain open as of the date hereof. On June 2, 1999, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of such tendered Shares, together with 2,564,648 Shares which were not tendered but which the Purchaser beneficially owned pursuant to the Option and Voting
Agreement,  resulted in Purchaser owning approximately 96.20% of the outstanding
Shares. A copy of a press release announcing the expiration of the Offer and the acceptance for payment of validly tendered shares is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

  Item 11 is hereby amended to add the following:

     (a)(13)  Text of Press Release, dated June 3, 1999.


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                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 1999                     Aegis Group plc

                                        By: /s/ Eleonore Sauerwein
                                        Name: Eleonore Sauerwein
                                        Title: Group Legal Director


                                        Aegis Acquisition Corp.

                                        By: /s/ Eleonore Sauerwein
                                        Name: Eleonore Sauerwein
                                        Title: Vice President


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                                    EXHIBIT INDEX

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

EXHIBIT
NUMBER         DESCRIPTION
------         -----------
(a)(13)        Text of Press Release, dated June 3, 1999.
